OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

                                                               PARK AVENUE TOWER
                                                             65 EAST 55TH STREET
                                                        NEW YORK, NEW YORK 10022
                                                         TELEPHONE: 212.451.2300
                         December 1, 2005                FACSIMILE: 212.451.2222

                                                               WWW.OLSHANLAW.COM

                                                       DIRECT DIAL: 212-451-2259
                                                    EMAIL: HKESNER@OLSHANLAW.COM

Ms. Sonia Barros
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

          Re: Response of CepTor Corporation to Comment Letter to Registration
              Statement on Form SB-2 filed October 17, 2005 (File No. 333-129070)
              -------------------------------------------------------------------

Dear Ms.Barros:

     We are counsel to CepTor Corporation (the "Company"). We hereby submit, on behalf of the Company a response to the letter of comment dated November 7, 2005 from the Division of Corporation Finance to the Company's Registration Statement
on Form SB-2 filed with the Securities and Exchange Commission (the
"Commission") on October 17, 2005 (the "Form SB-2"). Our responses are numbered to correspond to the Commission's comments and are filed in conjunction with the
Pre-Effective Amendment No. 1 to the Form SB-2.

     GENERAL

     1.   We note that Fusion Capital may not sell 1,509,435 shares of the common stock being registered (the Initial Commitment Shares, the shares issuable pursuant to the Fusion Warrant and the 754,717 additional commitment shares that may be issued) until the earlier of
          February 7, 2009 or the date the Stock Purchase Agreement is terminated. Please provide us your analysis of why you believe it is appropriate to register these shares for resale at this time.

          The Agreement may be terminated by the Company at any time for any reason or for no reason. After such termination, Fusion Capital would have the right to transfer any or all of the Commitment Shares. The
          Company has contractually agreed to register the shares. Therefore, the Company believes it is appropriate to register these shares for resale at this time.

December 1, 2005

     PROSPECTUS SUMMARY

     2.   We note your statement here that you estimate that the maximum number of shares of common stock you will sell to Fusion Capital will be
          5,000,000 for maximum proceeds of $20,000,000. Please clarify that this estimate assumes a market price of $4.00 per share and that your current market price is only $1.50 per share. Please also explain that you will only be able to raise $7,500,000 at current market prices, unless you decide to register additional shares on a new registration statement.

          The second paragraph under the heading "The Offering" has been revised to add the following:

          "The selling price of the Common Stock will have to average at least
          $4.00 per share for us to receive the maximum proceeds of "$20 million" and "Assuming a purchase price of $1.10 per share, the closing sale price of the Common Stock as reported on the OTC Bulletin
          Board on November 28, 2005 and the purchase by Fusion Capital of the full 5,000,000 shares under the Stock Purchase Agreement, proceeds to us would only be $5,500,00 unless we choose to register more than
          5,000,000 shares, in which case, we would be required to file a new registration statement and have it declared effective by the SEC."

     3.   You state in this section that the Initial Commitment Shares and the shares issuable pursuant to the Fusion Warrant cannot be sold until the earlier of February 7, 2009 or the date the Stock Purchase
          Agreement is terminated. Please clarify that this restriction also applies to the 754,717 additional commitment shares.

          The second paragraph under the heading "The Offering" has been revised to add the following, italicized language:

          "Unless an event of default occurs, Fusion Capital may not transfer or sell the Initial Commitment Shares, the shares issuable pursuant to the Fusion Warrant OR THE ADDITIONAL 754,717 SHARES REPRESENTING AN
          ADDITIONAL COMMITMENT FEE."

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
     OPERATIONS

     4.   Please disclose how you intend to account for the additional commitment shares that will be issued to Fusion Capital each time a purchase of securities under the Stock Purchase Agreement is made.

          The following paragraph has been added as a new seventh paragraph under the heading "Capital Resources and Cash Requirements":

          Under the terms of the Stock Purchase Agreement Fusion Capital has received 377,359 shares of Common Stock and the Fusion Warrant to purchase up to 377,359 shares of Common Stock at a purchase price of

December 3, 2005

          $0.01 per share as an initial commitment fee. In connection with each purchase of Common Stock after Fusion Capital has purchased $10 million of Common Stock, we will issue up to 754,717 additional shares of Common Stock to Fusion Capital as an additional commitment fee.
          These additional shares will be issued pro rata based on the proportion that a dollar amount purchased by Fusion bears to the remaining $10 million amount under the Stock Purchase Agreement and will be accounted for when issued at par value with a corresponding charge to paid-in capital. For example, when Fusion Capital purchases the next $25,000 of Common Stock after it purchases the first
          $10,000,000, we will issue 1,887 shares of Common Stock to Fusion
          Capital ($25,000 /10,000,000 x 754,717). Unless an event of default occurs, these shares must be held and may not be transferred or sold by Fusion Capital until 40 months from the date of the Stock Purchase
          Agreement or the date the Stock Purchase Agreement is terminated.

     DESCRIPTION OF THE TRANSACTIONS

     5.   We note your statement that the additional shares will be issued "pro rata based on the proportion that a dollar amount purchased by Fusion bears to the $10 million amount under the Stock Purchase Agreement."
          Please revise to clarify the operation of this formula and consider using an example for clarification.

          An example has been added to the first paragraph under the heading
          "Commitment Shares Issued to Fusion Capital" to clarify the operation of the formula.

     6.   Please enhance your disclosure regarding the additional commitment fee shares to discuss the fact that the economic effect of these issuances is a lower average purchase price than Fusion Capital is obligated to pay for the shares. In addition, please disclose the dilutive effect on stockholders that these issuances will have.

          The following language has been added under the heading "Commitment
          Shares Issued to Fusion Capital":

          "When we issue additional commitment shares to Fusion Capital in connection with each purchase of our Common Stock by Fusion Capital after Fusion Capital has purchased $10 million of our Common Stock,
          Fusion Capital will only pay for the shares purchased and not the additional commitment shares. The issuance of additional commitment shares will therefore result in a lower average price per share purchase price and may result in substantial dilution to the interests of our other stockholders."

          The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; do not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and that it may not assert staff comments as a defense in any

December 3, 2005

     proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Please direct any questions or comments concerning this response to
     Nancy Brenner at (212) 451-2217.

                                                     Sincerely,

                                                     /s/ Harvey J. Kesner
                                                     ---------------------------
                                                     Harvey J. Kesner

cc:    William H. Pursley
       Donald W. Fallon